

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 15, 2018

Via E-mail
Mr. Adam S. Markman
Executive Vice President, Chief Financial Officer and Treasurer
Equity Commonwealth
Two North Riverside Plaza, Suite 2100
Chicago, Illinois 60606

> **Re: Equity Commonwealth**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 15, 2018**
> **File No. 001-09317**

Dear Mr. Markman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities